February 6, 2020

David J. Gladstone
Chairman & Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 100
McLean, Virginia 22102

       Re: Gladstone Commercial Corporation
           Registration Statement on Form S-3
           Filed January 29, 2020
           File No. 333-236143

Dear Mr. Gladstone :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Lori B. Morgan, Esq.